Exhibit 6.2

AMENDMENT NO. 3

TO

ASSET PURCHASE AGREEMENT

THIS AMENDMENT NUMBER ONE TO THE ASSET PURCHASE AGREEMENT (this “Amendment”), dated April 24th, 2026, amends the Asset Purchase Agreement, dated January 30th, 2026 (the “Original Agreement”), between BRLIT DENTAL LABORATORY, INC. , a Florida limited liability company (or the “Seller”); and Standard Dental Labs Inc., a Nevada corporation (“SDL” or the “Buyer”). The Buyer and Seller are sometimes individually referred to herein as a “Party”, and collectively as the “Parties”.

PREAMBLE

The Buyer and the Seller desire to amend the Original Agreement as set forth below. Other than the amendments set forth in this Amendment, the Original Agreement is not otherwise amended, altered or changed and remains in full force and effect pursuant to its terms.

AMENDMENTS

Pursuant to Section 10.4 of the Original Agreement, the parties hereby agree to amend the Original Agreement as follows:

1.	Section 8.2(a) of the Original Agreement is amended and restated as follows:

“(a) the purchase of the Purchased Assets shall not have been consummated by May 6th, 2026 (the “End Date”); or”

2.	Section 10.2 of the Original Agreement is amended and restated as follows:

“This Agreement, as amended by the Amendment, and the Related Documents (including the schedules and the exhibits attached hereto) contain all of the agreements between the parties hereto with respect to the transactions contemplated hereby and supersede all prior agreements or understandings, whether written or oral, between the Seller and the Buyer.”

To the extent not prohibited by state law all questions concerning the construction, interpretation and validity of this Amendment and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Amendment or the negotiation, execution or performance of this Amendment shall be governed by and construed and enforced in accordance with the domestic Laws of the State of Nevada, without giving effect to any choice or conflict of Law provision or rule, whether in the State of Nevada or any other jurisdiction, that would cause the Laws of any jurisdiction other than the State of Nevada to apply. In furtherance of the foregoing, the internal Law of the State of Nevada shall control the interpretation and construction of this Amendment, even if under the State of Nevada’s choice of Law or conflict of Law analysis, the substantive Law of some other jurisdiction would ordinarily or necessarily apply.

This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Electronic counterpart signatures to this Agreement shall be deemed to be original and shall be acceptable and binding.

[Signature Page Follows

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WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

THE BUYER: STANDARD DENTAL LABS, INC. By: /s/ James D. Brooks Name: James D. Brooks Title: CEO, President

THE SELLER

BRLIT DENTAL LABORATORY, INC.

By: /s/ Emil Brlit	Name: EMIL BRLIT
Title: President

By: /s/ Emil Brlit	Name: ELENA BRLIT
Title: Treasurer

By: /s/ David R. Damschroder

Name: DAVID R DAMSCHRODER
Title: Vice President

By: /s/ Elizabeth Damschroder

Name: ELIZABETH DAMSCHRODER
Title: Limited Partner

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